Morgan Stanley & Co. LLC

1585 Broadway

New York, New York 10036

J.P. Morgan Securities LLC
383 Madison Avenue
New York, New York 10179

April 3, 2018

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn:                    Barbara C. Jacobs, Assistant Director, Office of Information Technologies and Services

Matthew Derby, Staff Attorney

Re:                             SendGrid, Inc.

Registration Statement on Form S-1 (File No. 333-224121)

Request for Acceleration of Effective Date

Ladies and Gentlemen:

In accordance with Rule 461 under the Securities Act of 1933, as amended (the “Act”), we, as representatives of the several underwriters, hereby join in the request of SendGrid, Inc. (the “Company”) for acceleration of the effective date of the above-named Registration Statement on Form S-1 so that it becomes effective at 5:15 PM, Eastern Time, on April 5, 2018, or as soon thereafter as practicable, or at such other time as the Company or its outside counsel, Cooley LLP, request by telephone that such Registration Statement be declared effective.

Pursuant to Rule 460 under the Act, we, as representatives of the several underwriters, wish to advise you that there will be distributed to each underwriter or dealer, who is reasonably anticipated to participate in the distribution of the securities, as many copies of the proposed form of preliminary prospectus, dated as of April 3, 2018 and included in the above-named Registration Statement, as appears to be reasonable to secure adequate distribution of the preliminary prospectus.

We, the undersigned, as representatives of the several underwriters, have complied and will comply, and we have been informed by the participating underwriters that they have complied and will comply, with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

Very truly yours,

MORGAN STANLEY & CO. LLC J.P. MORGAN SECURITIES LLC Acting severally on behalf of themselves and the several Underwriters

MORGAN STANLEY & CO. LLC

By:	/s/ Rizvan Dhalla
	Name:	Rizvan Dhalla
	Title:	Managing Director

J.P. MORGAN SECURITIES LLC

By:	/s/ Lucy Wang
	Name:	Lucy Wang
	Title:	Executive Director

[Signature Page to Underwriters’ Acceleration Request]